SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	January	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated January 18, 2017 - Neovasc Announces Update in Litigation with CardiAQ

Document 1

Neovasc Announces Update in Litigation with CardiAQ

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Jan. 18, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced an update in its ongoing litigation with CardiAQ Valve Technologies, Inc. ("CardiAQ").

On January 18, 2017, in the litigation filed against the Company by CardiAQ in the United States District Court for the District of Massachusetts, the trial court granted CardiAQ's motion for pre- and post-judgment interest.  The Court awarded US$20,675,154 in pre-judgment interest and assessed a running rate of US$2,354.27 per day from November 16, 2016 until the judgment is satisfied, unless the Company prevails on appeal.

As previously disclosed, the judgment, including these amounts, is currently stayed pending completion of the upcoming appeal pursuant to a Court order of December 23, 2016.

The Company intends to seek an expedited appeal of the judgment, including the underlying damages award upon which these figures were calculated, before the United States Court of Appeals for the Federal Circuit.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the U.S., Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding: the Company's intention to seek an expedited appeal of the CardiAQ judgment, including the underlying damages award.  Words and phrases such as "expected", "will", "continue", "advance", "shaping up", "may", "intends", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company's ability to successfully appeal the validity of the judgment  as well as the ruling on inventorship, which is inherently uncertain and which creates material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the judgment; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation (including as a result of the requirement for the Company to deposit US$70 million into a joint escrow account and enter into a general security agreement related to the remaining damages awarded by the Court), unforeseen circumstances or otherwise; the Company's ability to raise additional funding; restrictions on the Company's ability to enter into transactions outside the course of normal business in accordance with the terms of the stay, which could impair the Company's ability to pursue transactions that it believes may be in the best interests of the Company and its shareholders; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 14:04e 18-JAN-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: January 18, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer